SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Alan Singer, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 17, 2007
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Page 1 of 12 Pages)

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS Ellen B. Kurtzman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,031,776 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		66,457 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,031,776 Shares

WITH	10	SHARED DISPOSITIVE POWER

66,457 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,233 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS Delv, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		750,000 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		750,000 Shares

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS Trust FBO Ellen B. Kurtzman under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		750,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

750,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	5	of	12	Pages

1	NAMES OF REPORTING PERSONS Trust FBO David M. Farber under the 2002 Farber Children’s Trusts dated December 12, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		750,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER

750,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

750,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	6	of	12	Pages

1	NAMES OF REPORTING PERSONS Oliver Ernest Associates, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		66,732

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,732

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	7	of	12	Pages

1	NAMES OF REPORTING PERSONS The David M. Farber 2006 Trust dated March 29, 2006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		66,732

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,732

WITH	10	SHARED DISPOSITIVE POWER

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,732

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON (See Instructions)

OO

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	8	of	12	Pages
          This Amendment No. 9 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the “Partnership”), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “EBK Trust”), Trust FBO David M. Farber under The 2002 Farber Children’s Trusts dated December 12, 2002 (the “DMF Trust,” and together with the EBK Trust, the “Children’s Trusts”), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the “Jack Farber Trust”), The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the “Vivian Farber Trust”), Oliver Ernest Associates, LP, a Delaware limited partnership (“Oliver Ernest LP”) and The David M. Farber Trust dated March 29, 2006 (the “David Farber 2006 Trust”) with respect to the common stock, par value $.10 per share (“Common Stock”) of CSS Industries, Inc., a Delaware corporation (“CSS”). As a result of the transactions described in Item 5, the Jack Farber Trust and the Vivian Farber Trust are no longer participating in the Schedule 13D filing.
Item 5. Interest in Securities of the Issuer
          Ellen B. Kurtzman may be deemed to beneficially own 1,098,233 shares of Common Stock (10.1 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its quarterly report on Form 10-Q for the quarter ended June 30, 2007 indicating that 10,927,370 shares of Common Stock were issued and outstanding on July 25, 2007). Of that amount, she has sole voting and investment power with regard to 1,031,776 shares and shared voting and investment power with regard to 66,457 shares. The shares as to which Ellen B. Kurtzman has sole voting and investment power are as follows:
•	83,667 shares of Common Stock owned directly.

•	750,000 shares of Common Stock (6.9 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power over these shares through Delv, Inc. (the “General Partner”), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children’s Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children’s Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the “2003 Trust”), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	9	of	12	Pages
investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

•	66,732 shares of Common Stock held by Oliver Ernest LP, a Delaware limited partnership. Ellen B. Kurtzman exercises voting and investment power over these shares as Manager of Oliver Ernest Associates, LLC, a Delaware limited liability company that is the general partner of Oliver Ernest LP. The single member of Oliver Ernest Associates, LLC is the David Farber 2006 Trust. As a result, the David Farber 2006 Trust may be deemed to have sole voting and investment power with regard to the 66,732 shares of Common Stock held by Oliver Ernest Associates. The limited partners of Oliver Ernest LP are the Trust of Jack Farber FBO William Joseph Farber dated December 6, 1989 (the “William Farber Trust”) and the David M. Farber Trust dated January 9, 1998 (the “David Farber 1998 Trust”). Because the limited partners of Oliver Ernest LP, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by Oliver Ernest LP, the limited partners are not deemed to have voting or investment power with respect to the Common Stock held by Oliver Ernest LP, and do not otherwise have voting or investment power with respect to any shares of Common Stock.
          Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 131,377 shares held by the Farber Family Foundation, Inc., a charitable foundation (the “Farber Family Foundation”). Ellen B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother, and David M. Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Kurtzman has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.
          In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of Common Stock:
•	20,800 shares of Common Stock owned by a trust for the benefit of her son, Blake Kurtzman (the “BK Trust”), for which she serves as co-trustee with her mother.

•	22,675 shares of Common Stock owned by a trust for the benefit of her daughter, Leigh Ann Kurtzman (the “LAK Trust”), for which she serves as co-trustee with her mother.

•	22,982 shares of Common Stock owned by a trust for the benefit of her son, Kenneth Kurtzman (the “KK Trust”), for which she serves as co-trustee with her brother.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	10	of	12	Pages
          Subsequent to the filing date of Amendment No. 8 to the Schedule 13D, the following transactions occurred.
          On May 7, 2007, the Jack Farber Trust distributed 100,000 shares of Common Stock to Jack Farber. On September 17, 2007, the Jack Farber Trust distributed 465,151 shares of Common Stock to the trust under The Jack Farber Amended and Restated Revocable Indenture of Trust dated October 28, 2005 (the “Jack Farber Revocable Trust”). Jack Farber is the sole trustee of the Jack Farber Revocable Trust. As a result of these transactions, the Jack Farber Trust held no shares of Common Stock.
          On September 17, 2007, the Vivian Farber Trust distributed 351,042 shares of Common Stock to the trust under the Vivian Farber Amended and Restated Revocable Indenture of Trust dated October 28, 2005 (the “Vivian Farber Revocable Trust”). Vivian Farber is the sole trustee of the Vivian Farber Revocable Trust. As a result of this transaction, the Vivian Farber Trust held no shares of Common Stock.

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	11	of	12	Pages
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Ellen B. Kurtzman
Ellen B. Kurtzman

DELV, L.P.
By:	DELV, INC., its General Partner

	By:	/s/ Ellen B. Kurtzman
Ellen B. Kurtzman, President

TRUST FBO ELLEN B. KURTZMAN UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Kurtzman
Ellen B. Kurtzman, Trustee

TRUST FBO DAVID M. FARBER UNDER THE 2002 FARBER CHILDREN’S TRUSTS DATED DECEMBER 12, 2002
By:	/s/ Ellen B. Kurtzman
Ellen B. Kurtzman, Trustee

OLIVER ERNEST ASSOCIATES, LP
By:	Oliver Ernest Associates, LLC, its General Partner

	By:	/s/ Ellen B. Kurtzman
Ellen B. Kurtzman, Manager

Signatures continued on next page

CUSIP No.	125906 10 7	SCHEDULE 13D	Page	12	of	12	Pages
Signatures continued from previous page

THE DAVID M. FARBER 2006 TRUST DATED MARCH 29, 2006
By:	/s/ Matthew H. Kamens
Matthew H. Kamens, Trustee

By:	/s/ Lester E. Kipschutz
Lester E. Lipschutz, Trustee

Date: September 26, 2007